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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

IRWIN MICHAEL MCCASTLE
_____
(Exact name of registrant as specified in its charter)

FLORIDA   936841456
_____
(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification No.)

1224 E Mallory Street Pensacola Florida   32503
_____
(Address of principal executive office)   (Zip Code)

Registrant's telephone number, including area code   (850) 529-0630

Securities to be registered pursuant to Section 12(b) of the Act: none

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be registered:
_____
(Title of class)

Certificate of live Birth 10980025607
Social Security Bond
International Bills of Exchange
TREASURY BONDS
ADRs/ADSs
FRNs
International Promissory Notes

SEC 1396 (02-21)   Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IRWIN MICHAEL MCCASTLE
(Registrant)

Date: 2.8.04

By: _Irwin Michael McCastle_
(Signature) Attorney and Representative

*Print name and title of the signing officer under his signature.

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our Individual Surety Bonds, International Promissory Notes, Treasury Bonds, ADRs/ADSs, RFNs and Bills of Exchange pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Once registration statement is deemed effective, we may be subject to the requirements of Regulation 13A under the Exchange Act, which may require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we may be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to

Section 12(g) of the Exchange Act. Unless otherwise noted, references in this registration statement to the Registrant, the Company, we, our or us means IRWIN MICHAEL MCCASTLE.

Our principal place of business is located at 1224 East Mallory Street Pensacola FL. Our telephone number is (850)529-0630.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements within the meaning of Items 303 and 305 of Regulation S-K (§§229.303 and 229.305 of this chapter). Forward-looking statements are identified by terms such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These statements are not historical facts and involve risks and uncertainties beyond our control.

Readers are advised to carefully review the entire Registration Statement for a comprehensive discussion of the risks associated with these forward-looking statements. Management believes that the assumptions underlying these statements are reasonable, but actual results may differ due to uncertainties related to economic, legislative, industry, and other factors.

The assumptions used to formulate these forward-looking statements are estimates of future events, and circumstances may change. The identification and interpretation of data and other information require judgment, and the actual outcome may vary substantially from anticipated or projected results. No opinion is expressed on the achievability of these forward-looking statements.

In recognition of the inherent risks and uncertainties, there is no assurance that the results and events contemplated by the forward-looking statements in this Registration Statement will transpire. Readers are cautioned not to place undue reliance on these statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements in light of new information or future events.

Item 1. Business

IRWIN MICHAEL MCCASTLE (the Corporations) was created in The State of Florida on March 8, 1980 for the purpose of being Florida State Citizen that Issued a Sub Corporation With the same name (listed above) that is a United States Citizen for the benefit of the United States of America. The Company will engage in business commerce as the Principal and Surety for all governmental and non-governmental obligations including all registered corporations on the federal and state level for the benefit of the United States of America.

To accomplish this the Company's Individual Surety and Authorized Signatory will execute the necessary instruments including but not limited to surety bonds, bonds, treasury notes, ADR/ ADS, FRNs, international promissory notes, international bills of exchange, corporate bonds and supporting documents evidencing the obligation after acceptance, then register the instruments with the Securities and Exchange Commission. The Company's purpose is to exchange the surety bonds, international promissory notes, bills of exchange, corporate bonds, treasury notes, ADR/ ADS, FRNs for the obligation and in return have the other party making the claim perform according to the surety bonds instructions creating a quid pro quo exchange for settlement and closure. The individual surety will always have a priority security interest above all claims to ensure performance is rendered properly. The Company's bonds act in the capacity of a trust in the sense that the individual surety executes the bonds after acceptance of any claim for the benefit of the company leaving the party making the claim under the contract in a fiduciary capacity to release all claims and any funds from the escrow account in their custody listed on the surety bonds to the principal to complete the quid pro quo exchange. The claimant who now is in a fiduciary (trustee) capacity will be subjected to all liability and payment if he dishonours his fiduciary duty to settle the exchange and further it will indemnify the original surety and principal from any further obligation on the surety bonds, international promissory notes, bills of exchange.

As a result of HJR 192, and from that day forward (June 5, 1933), no one has been able to lawfully pay a debt or lawfully own anything. The only thing one can do is tender CREDIT in exchange of debts, with the debt being perpetual. The suspension of the gold standard, and prohibition against paying debts, removed the substance for our common law to operate on, and created a void as far as the law is concerned. This substance was replaced with a PUBLIC NATIONAL CREDIT SYSTEM where debt is LEGAL TENDER money. HJR 192 was implemented immediately. The day after President Roosevelt signed the resolution, the treasury offered the public new government securities, minus the traditional payable in gold clause. HJR 192 states that one cannot demand a certain form of currency that they want to receive if it is dollar for dollar.

In consideration that only Fiat Money exists in circulation with which to discharge debt; and in order to facilitate lawful commercial transactions, and in order to lawfully engage in commerce the IRWIN MICHAEL MCCASTLE shall issue negotiable instruments in adherence to public policy, UNCITRAL, FASB, and the accounting principles under GAAP.

All commercial processes shall be truthful, open, and above board (full disclosure). The Company intends to apply the net proceeds from the sale of the four Secured Debt Obligations towards the research, development, and practical applications of knowledge in the fields of science and medicine. Our focus extends to the broader objectives of promoting general health, ensuring safety, and contributing to environmental stewardship.

Regulation

United Nations Commission on International Trade Law (UNCITRAL Convention)

Article 8 Uniform Commercial Code

Securities and Exchange Commission

Federal Trade Commission

The Office of the Comptroller of the Currency

Competition

Not Applicable

Marketing

Not Applicable.

Properties

Not Applicable

Employees

No Employees.

Item 1A. Risk Factors

The surety bonds, international promissory notes, International bills of exchange, ADR/ ADS, Treasury notes, FRNs contain certain elements that require all parties to perform according to the instructions stated in the bonds. This element is required to complete the private exchange (quid pro quo) between the principal and the listed party to release any property or funds from escrow to the principal in accordance with the private exchange for the benefit of the United States of America Government. The non compliant party in their fiduciary capacity becomes the liable party on the bonds, international promissory notes, bills of exchange. The holder of the bonds, international promissory notes, bills of exchange now have the responsibility to collect on the dishonour and must hold IRWIN MICHAEL MCCASTLE and Irwin McCastle harmless. The marketable securities are owned by IRWIN MICHAEL MCCASTLE and are listed as short-term assets on the Company's balance sheet.

1. Limited history of Operations

Since the IRWIN MICHAEL MCCASTLE was organized in March 1980, it has had limited operations to date, and its proposed operations are subject to all the risks inherent in new business enterprises. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of new businesses and the competitive environment in which the Company will operate. The statements set forth in the memorandum are based on significant assumptions about circumstances and events which have not yet taken place. Accordingly, they are subject to variations (which could be substantial) that may arise as future operations actually occur.

2. Time Lapse from Start-up to Operational Stage of the Company

Management of the Company does not anticipate any public proceeds to be derived from this private offering, only value for value on the private exchange only. There is no assurance that these objectives will be achieved. Operations thereafter will depend upon the continued availability of obligations (public debt). If private exchange offerings are insufficient to continue the Company's operations, additional private exchanges (quid pro quo) would have to be raised through private equity or debt financing. The Company has no commitments for any private debt or equity financing and there can be no assurance that any such commitments will be obtained on favourable terms, if at all. Furthermore, the foregoing estimates are dependent upon operating projections set forth herein which are subject to substantial variation. Although the Company believes there is a reasonable basis for the assumptions upon which the projections are based, there can be no assurance that these assumptions can or will be met.

3. Competition

None

4. Dependence on Management

Because the Company has no operating history, it will be heavily dependent upon the services and experiences of its individual surety. The loss of the service of any individual surety could adversely affect the conduct of the Company's business (see Management).

5. IRWIN MICHAEL MCCASTLE

The industry in which the Company expects to operate is private and public.

6. Government Regulation

Under Treaty: United Nations Commission on International Trade Law (UNCITRAL Convention)

7. Control of the Company

Irwin McCastle, will have 100% underwriting rights and control over the Company and its bonds, international promissory notes, bills of exchanges.

8. No Dividends

9. Arbitrary Offering Price

The price at which the private securities are being offered have been arbitrarily determined and bears no relationship to the Company's assets, earnings, book value, net tangible value or other generally accepted criteria of value for private exchange. The price at which the Secured Debt Obligations are being offered have been appraised, derived and valued at a fixed, fair market value based on legislative assessment. Also known as Liquidated Sum Certain - A debt is liquidated when it is certain what is due, and how much is due, cum certum est an et quantum debeatur.

10. Restrictions on Transferability of Surety Bonds

Accredited Investors and or Qualified Institutional Buyers should be fully aware of the long-term nature of their private exchange in IRWIN MICHAEL MCCASTLE. The private exchange of the Surety bonds and the Components thereof, may or may not be registered under the Act and there will be insufficient information made public to permit resale of the Surety bonds, or any component thereof, pursuant to Rule 144 of the Act. The transfer of the surety bonds, or any component thereof, may also be restricted by various state securities laws. There is not currently nor is there any assurance that there will be any market for the resale of Surety Bonds. In view of the foregoing, each Accredited Investors and or Qualified Institutional Buyers should be satisfied that he has adequate means of providing for his or her current needs and possible future contingencies, and that he has no need for liquidity in his investment.

11. Dilution

Not Applicable

12. Risk of No Closing

Not Applicable

13. Officers Salary

Not Applicable

14. Use of Proceeds to repay Loans Due to Officer and Director

Not Applicable

15. Value of the Private Exchange of Surety Bonds

Accredited Investors and or Qualified Institutional Buyers must rely on the surety bond being exchanged and underwritten by the company's individual surety for that will serve as the financials of the private exchange.

16. No Market for Shares

At the present time there is no established market for the surety bonds of the Company and there is no assurance that a regular market for such bonds will develop upon completion of this offering or that the bonds may be resold at their original offering price or at any other price.

Item 2. Financial Information

No financial data is available at this time.

Item 3. Properties

Our company headquarters are located at 1224 East Mallory Street Pensacola Florida. We believe our current office space is adequate for its immediate needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Irwin Michael McCastle is the Surety, Beneficial Owner and Its authorized Signatory to The Company IRWIN MICHAEL MCCASTLE State of Florida Corp. and It's Issue IRWIN MICHAEL MCCASTLE Social Security Corporation and is thereby has a priority Security and Entitlement interest there to and is indemnified from liability. Therefore,

Irwin Michael McCastle is Company's Individual Surety and lends his real signature to execute and guarantee the company's securities. IRWIN MICHAEL MCCASTLE is the priority secured party and has first lien position over all the company's assets including all bonds and securities issued.

Item 5. Directors and Executive Officers

Irwin Michael McCastle is 43 years old and is the sole officer in this company who acts in several different capacities for the benefit of the company and not limited to

individual surety, authorized Signature, beneficial Owner, secured party and creditor.

Item 6. Executive Compensation

Compensation consists of use of all company's property, assets including any monetary that may derive publicly or privately for the sole enjoyment of the individual surety in all capacities.

Item 7. Certain Relationship and Transactions, and Director Independence

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Item 8. Legal Proceedings

There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no public market for the company's securities and all common equity and lawful title will remain with IRWIN MICHAEL MCCASTLE and Irwin McCastle, the individual surety and all legal title will remain with the beneficiary of the surety bond being registered. No common stock is available for the public for 100% is owned and controlled by the company's individual surety Irwin Michael McCastle as compensation for the underwriting of surety bonds.

Item 10. Recent Sales of Unregistered Securities

Company is unaware of any unregistered securities being sold in its name. Company is not stating that there have not been recent sales because any sales would have been without consent, permission and authorization of the company and individual surety. The company has a certain structure of its securities as witnessed in this registration and any other structure will constitute use and illegal trading of this company's securities.

Item 11. Description of Registrants Securities to be Registered.

The company is authorized by its Primary Bond the Certificate of Live Birth State of Florida 592-03-4661 to issue $300,000,000,000 of which $100,000,000,000 are Individual Surety Bonds, International Promissory Notes, International Bills of Exchange, Corporate Bonds, FRNs, ADRs/ADSs, treasury notes. The security consists of several bonds packaged together with one underwriting the other creating one packaged security. Each bond package will vary based on the obligation and will be packaged according to its structure. The various bonds are The Affidavit of Individual Surety, Bid Bond, Performance Bond, Payment Bond, Release of Lien on Real Property Bond, Release of Personal Property from Escrow Bond, Consent to Surety Bond, the Birth Certificate Bond (Primary Bond), Social Security Card Bond (fractionalized from Birth Certificate Bond), international promissory notes, bills of exchange, corporate bond, FRNs, ADRs/ADSs, treasury notes and any bonds not mentioned are not excluded for reasons of uncertainty of the obligation. The Birth Certificate is the primary bond for its value is unlimited and it was created for the benefit of the United States of America where legal title will remain and equitable title stays with the company as collateral to IRWIN MICHAEL MCCASTLE the individual surety to insure that the company pays their obligations to the public.

Item 12. Indemnification of Directors and Officers

The company has granted an Indemnity Bond to IRWIN MICHAEL MCCASTLE and Irwin McCastle our individual surety for the amount of $300,000,000,000 units as security for the loaning of his real signature on our surety bonds for the payment of our obligations (debts) to the public.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act or Securities Act) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data

No Data Available at This time.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The company and surety report no changes and or disagreements regarding the lack of financial data in reference to the surety bonds.

Item 15. Financial Statements and Exhibits

Financial Statements:

None.

JURAT

SUBSCRIBED AND AFFIRMED: On this 8th day of February, 2024, before me

Matt Webb

Notary Public, personally appeared Irwin Michael McCasstle Authorized Representative, known to me (or proved to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this **NOTICE**. Witnessed by my hand and official stamp, signed, sealed, and delivered by hand, drafted by the above named Party.

[SEAL]

Matthew Webb
Notary Public - State of Florida
Commission # HH 419176
My Comm. Expires 08/21/27

Signature IRWIN MICHAEL McCASTLE
(Name of Registrant)

by Irwin McCastle
(Name of sponsor, trustee or custodian)

Authorized Representative
(Title)

Attest: Matthew Webb
(Name)

Assistant Branch Manager
(Title)